Exhibit 99.3

NOTICE OF MEETING

MAYFAIR GOLD CORP.

489 McDougall Street, Matheson, Ontario P0K 1N0

Dear Valued Shareholder,

You are cordially invited to attend the annual general and special meeting (the “Meeting”) of shareholders of Mayfair Gold Corp. (the “Company”) to be held on June 25, 2026, at 10:00 a.m. (Pacific time) at the offices of Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2025, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditors for the ensuing financial year at a remuneration to be fixed by the directors;

4.	to re-approve the Company’s Omnibus Incentive Plan, for continuation until the Company’s next annual general meeting of shareholders, as more particularly described in the accompanying management information circular (the “Information Circular”); and

5.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The Company is using notice-and-access to provide shareholders with electronic access to the notice of meeting (the “Notice of Meeting”), the Information Circular and the request for financial statements form (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials will be available on the Company’s website at https://mayfairgold.ca/investors/#agm-tab and under the Company’s profile on SEDAR+ at www.sedarplus.ca. The use of notice-and-access significantly reduces waste and the cost to the Company.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The audited financial statements and related MD&A for the Company for the financial year ended December 31, 2025, have already been mailed to those shareholders who have previously requested to receive them.

The Board of Directors of the Company has by resolution fixed the close of business on May 15, 2026, as the record date for the Meeting, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment(s) thereof. Completed forms of proxy must be deposited at the office of the Company’s transfer agent, Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, by no later than 10:00 a.m. (Pacific time) on June 23, 2026 or, if the Meeting is adjourned, by no later than 48 business hours prior to the date and time on which the Meeting is reconvened, or may be deposited with the chair of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The Company will bear all the costs of the solicitation.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia, as of this 15th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Darren McLean”

Darren McLean

Chairman of the Board of Directors

MAYFAIR GOLD CORP.

489 McDougall Street

Matheson, Ontario P0K 1N0

Telephone No.: 1-855-350-5600

MANAGEMENT INFORMATION CIRCULAR

As at May 15, 2026 (except as otherwise indicated).

This Information Circular is furnished in connection with the solicitation of proxies by the management of Mayfair Gold Corp. for use at the annual general and special meeting (the “Meeting”) of its shareholders (the “Shareholders”) to be held on June 25, 2026, at 10:00 a.m. (Pacific time) at the offices of Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 for the purposes set forth in the accompanying Notice of Meeting.

In this Information Circular, references to the “Company”, “we” and “our” refer to Mayfair Gold Corp. On December 18, 2025, the Company consolidated its outstanding common shares on the basis of two pre-consolidated common shares for one post-consolidated common share (the “Share Consolidation”). All references to “Common Shares” herein means common shares in the capital of the Company after giving effect to the Share Consolidation. The number of stock options referenced herein have been restated to give effect to the Share Consolidation. “Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. “Registered Shareholder” means the person whose name appears on the central securities register maintained by or on behalf of the Company and who holds Common Shares in his or her own name.

All dollar amounts referenced herein are expressed in Canadian dollars unless otherwise noted.

GENERAL PROXY INFORMATION

Notice and Access

The Company is sending its proxy-related materials to the registered shareholders or beneficial shareholders using “notice and access” (“Notice-and-Access”), as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Although the Meeting Materials (as defined below) will be posted electronically, shareholders will receive paper copies of a Notice-and-Access notification form, a form of proxy or a voting instruction form and the annual request for financial statements for the 2026 fiscal year (the “Notice Documents”).

The Notice of Meeting and Information Circular (together, the “Meeting Materials”) will be available on the Company’s website at https://mayfairgold.ca/investors/#agm-tab and under the Company’s profile on SEDAR+ at www.sedarplus.ca. To request paper copies of the Meeting Materials, (a) Shareholders with a 15 digit control number may call toll free, within North America 1-866-962-0498 or direct, from outside of North America (514) 982-8716 and enter your control number as indicated on your proxy or voting instruction form, or (b) Shareholders with a 16 digit control number may call toll free, within North America 1-877-907-7643 or direct, from outside of North America 1-303-562-9305 and enter your control number as indicated on your proxy or voting instruction form. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 15, 2026. If you do request the current materials, please note that another proxy or voting instruction form will not be sent; please retain your current one for voting purposes. Requests for paper copies received on or after the Meeting date will be mailed within ten (10) calendar days of the request. Requests may be made up to one year from the date of the Meeting by calling the Company at 1-855-350-5600.

The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access provisions, meaning that both registered and non-registered shareholders will be mailed a notification of availability of the Meeting Materials.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear, directly or indirectly, all costs of this solicitation, except for intermediary distribution costs to OBO holders. We have arranged for intermediaries to forward the Meeting Materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)	complete, date and sign the enclosed Proxy and return it to the Company’s transfer agent, Computershare, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to Computershare at 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6;

(b)	use a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders must follow the instructions of the voice response system and refer to the Proxy for the toll-free number, the holder’s account number and the Proxy access number; or

(c)	log onto Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions provided on the website and refer to Proxy for the holder’s account number and the Proxy access number.

In either case you must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit the Proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the chair of the Meeting in their discretion without notice. Please note that in order to vote your Common Shares in person at the Meeting, you must attend the Meeting and register with the scrutineer before the Meeting. If you have already submitted a

Proxy but choose to change your method of voting and attend the Meeting to vote, then you should register with the scrutineer before the Meeting and inform them that your previously submitted Proxy is revoked and that you personally will vote your Common Shares at the Meeting.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States of America (the “U.S.” or the “United States”) the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many United States brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

The Meeting Materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge in Canada and in the United States. Broadridge mails a voting instruction form (“VIF”) in lieu of a proxy provided by the Company. The VIF will name the same persons as the Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted at the Meeting as per your instructions; or (b) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

1.	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

2.	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the re-approval of the Omnibus Incentive Plan (as defined below) insofar as they may participate in such plan, as further described below.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only Shareholders of record at the close of business on May 15, 2026 who either attend the Meeting personally or complete, sign and deliver a proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date of this Information Circular, there were 67,138,496 Common Shares issued and outstanding, each carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

Other than as set forth below, to the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to the outstanding Common Shares:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Muddy Waters Capital, LLC (1)	10,808,570	16.10%
Henry Heeney (2)	6,957,855	10.36%

(1)	As to 678,485 Common Shares held by Muddy Waters Capital Domino Master Fund LP, as to1,576,504 Common Shares held by Muddy Waters Capital Global Opportunities Master Fund LP, as to 2,975,423 Common Shares held by Muddy Waters Resources Fund LP and as to 5,578,158 Common Shares held by MWCGOF SPV III LP, all as reported on SEDI.

(2)	Included in Henry Heeney’s holdings is his 60% beneficial ownership of HCRP Regatta I LP which owns 1,050,759 Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

FINANCIAL STATEMENTS

The audited financial statements of the Company’s financial year ended December 31, 2025, the report of the auditor thereon and the management’s discussion and analysis with respect thereto, will be placed before Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting. Copies of the audited financial statements are available under the Company’s profile on SEDAR+ or EDGAR, which can be accessed at www.sedarplus.ca or www.sec.gov.

ELECTION OF DIRECTORS

At every annual general meeting of the Company, all of the directors of the Company cease to hold office immediately before the election of directors but are eligible for re-election. Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each director elected at the Meeting will hold office until immediately before the election of directors at the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or he or she otherwise ceases to hold office in accordance with the provisions of the BCBCA.

In accordance with the Company’s Articles, shareholders are required to provide advance notice of any nominations of directors. The advance notice provision fixes a deadline by which shareholders must submit director nominations to the Company prior to any shareholders’ meeting called for the election of directors and sets forth the information that the nominating shareholder must include in the notice to the Company in order for any director nominee to be eligible for election at any such meeting. Any additional director nominations for the Meeting must be received by the Company no later than the close of business on May 25, 2026. To date, the Company has not received notice of a nomination in compliance with the advance notice provision.

Management Director Nominees

The following table sets out the names of management’s nominees for election as directors, province or state and country of residence, the currently-held position with the Company, the principal occupation, business or employment (for the five preceding years for each nominee), the period of time during which each has been a director of the

Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction as at the date of this Information Circular.

Pursuant to the Company’s Articles, all of the current directors of the Company cease to hold office immediately before the election of directors by the Shareholders at an annual general meeting of the Company but are eligible for re-election.

Nominee Name, Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment (1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled (1)
Darren McLean (5)(6) Director, Chairman Ontario, Canada	Director of Research, Dfridge Capital Corp.; Consultant to Muddy Waters Capital, LLC since 2023; Vice President, K2 from 2014 – 2023	Since June 5, 2024	751,616
Zach Allwright (4) Director British Columbia, Canada	Vice President – Projects and Evaluations for Faraday Copper Corp. (Lundin Group company)	Since June 20, 2024	Nil
Carson C. Block (6) Director Texas, United States	Founder and Chief Investment Officer of Muddy Waters Capital LLC since 2015; Founder and Director of Research of Muddy Waters, LLC from 2010 to 2015	Since June 5, 2024	10,808,570 (2)
Christine Hsieh (4)(5)(6) Director Laax, Switzerland	General Counsel for Nebari Partners, LLC; Partner, 42 Legal	Since June 20, 2024	29,041
Sean Pi (4)(5)(6) Director Florida, United States	Partner at Heeney Capital Resources Partners since January 2022; Vice President of Castleton Commodities since October 2014	Since June 5, 2024 (he was also previously a director from April 8, 2020 to March 26, 2024)	4,424,613 (3)

(1)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been provided by the respective nominees, or obtained from information available on SEDI.
(2)	These Common Shares are held by various Muddy Waters accounts. See above under “Voting Securities and Principal Holders of Voting Securities”.
(3)	Mr. Pi beneficially owns some of his Common Shares through his 40% ownership of HCRP Regatta I LP.
(4)	Member of the Audit Committee. Mr. Allwright replaced Mr. Block on the Audit Committee effective on May 11, 2026.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance Committee.

Biographies of Director Nominees

Darren McLean

Mr. Darren McLean is the Director of Research of Dfridge Capital Corp. and acts as a consultant to Muddy Waters. Mr. McLean has over ten years of experience in the mining and natural resources space. Prior to founding Dfridge, Mr. McLean was a vice president at K2, a Canadian investment manager, from 2014 to 2023, where he focused on public and private investments in K2’s mining portfolio. Before K2, Mr. McLean was an analyst at Boswell Capital

Corporation, where he specialized in project analysis, corporate advisory, and investment opportunities in the mining sector.

Zach Allwright

Mr. Zach Allwright is a skilled mining professional with 15 years of diversified international experience, specializing in asset optimization and technical evaluations. Mr. Allwright is currently the Vice President – Projects and Evaluations for Faraday Copper Corp. In his role as Director, North America for Mining Plus Consulting (part of the Byrnecut Group from Australia), he successfully delivered an extensive range of technical studies and asset evaluations in team environments. Notable engagements include the delivery of technical advisory to GT Gold (supporting the subsequent acquisition by Newmont in May 2021), facilitating the mining technical due diligence for Goldcorp culminating in the Newmont/Goldcorp merger in April 2019, leading the transformation of Lac Des Illes mine through the implementation of sub-level caving 2015-2018, and the delivery of various mass mining technical studies for Newcrest. Mr. Allwright (P.Eng) holds a Mining Engineering degree from the Western Australian School of Mines and an MBA from Curtin Graduate School of Business.

Carson C. Block

Mr. Carson C. Block is the founder and Chief Investment Officer of Muddy Waters. Mr. Block began his career in investment banking and equity research prior to moving to Shanghai, China to work as an attorney with the international law firm Jones Day. While at Jones Day, he focused on mergers and acquisitions and foreign direct investment. He subsequently started what is believed to be the first self- storage business in Mainland China. Mr. Block started the predecessor activist investment firm to Muddy Waters in 2010. Bloomberg BusinessWeek named Mr. Block “One of the 50 Most Influential in Global Finance” in 2011. He obtained his Juris Doctorate with high honors from the Chicago-Kent College of Law and a Bachelor of Science in Business Administration from the University of Southern California.

Christine Hsieh

Ms. Christine Hsieh is an international commercial lawyer with 25 years of global practice experience, including 13 years focusing on resources. In her most recent role, Ms. Hsieh was the General Counsel for Nebari Partners and a Partner at 42 Legal. Previously Ms. Hsieh was the Group General Counsel for Promethiem and the Executive Director – M&A of Eurasian Resources Group where she dealt with legal matters related to mining and infrastructure projects. Additionally, she served as Legal Counsel at Glencore International AG and gained early career experience at various law firms in Texas, Switzerland, Singapore, China and Australia, specializing in the global energy and resources sector. She holds a Bachelor of Arts in Economics from the University of California, Berkeley and a law degree from Georgetown University.

Sean Pi

Mr. Sean Pi is a partner at Heeney Capital, Vice-President at Castleton Commodities and a co-founder of the Company, previously having served as a director since the formation of the Company in 2019 until March 26, 2024. Previously, Mr. Pi was an investment banker at Evercore Partners, primarily covering diversified industrial companies, and started his career with the same coverage at Wells Fargo. Mr. Pi holds a bachelor’s degree in economics from Princeton University and is a Chartered Financial Analyst charterholder.

Management recommends the election of each of the nominees listed above as a director of the Company.

Cease Trade Orders or Bankruptcies

No director of the Company is, as at the date hereof, or has been within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade or similar order that was issued while the director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Other than as described below, no director of the Company:

(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Mr. McLean was a director of Sonco Gaming UK Ltd. (“Sonco”), a private corporation incorporated in the United Kingdom which operated a land-based casino in London, United Kingdom. A liquidator was appointed on July 6, 2022 and Sonco underwent liquidation and voluntary winding-up as a result of restrictions imposed because of COVID-19.

Penalties and Sanctions

No director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a director.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Chartered Professional Accountants, will be nominated at the Meeting for re-appointment as auditor of the Company to hold office until the next annual general meeting of Shareholders, at a remuneration to be fixed by the directors.

At the Meeting, Shareholders shall be called upon to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company, to hold office until the next annual general meeting of Shareholders, and to authorize the directors to fix their remuneration.

The Board of Directors of the Company (the “Board”) unanimously recommends that the Shareholders vote for the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company, to hold office until the next annual general meeting of Shareholders, and to authorize the directors to fix their remuneration.

RE-APPROVAL OF OMNIBUS INCENTIVE PLAN

To comply with the TSX Venture Exchange (the “TSXV”) policies regarding “rolling up to 10%” plans, the Company’s omnibus incentive plan (the “Omnibus Incentive Plan”) must be re-approved annually by the Shareholders.

The Company wishes to re-approve the Omnibus Incentive Plan for directors, officers, employees and consultants (the “Eligible Participants”). The purpose is to permit the Company to grant stock options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs”) (collectively, “Awards”) to Eligible Participants who share responsibility for the management, growth and protection of the business, and to provide an incentive to such Eligible Participants to continue their services for the Company and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company are necessary or essential to its success, image, reputation or activities.

The Omnibus Incentive Plan allows the Company to grant Awards to Eligible Participants as incentives to continue to provide services to the Company, as a reward for their performance and to attract and retain the talent required to fulfill the Company’s business plan and strategic direction.

A summary of the material provisions of the Omnibus Incentive Plan are described below, under the heading “Security Based Compensation Plans”. The summary of the Omnibus Incentive Plan is qualified in its entirety by the terms of the Omnibus Incentive Plan.

Shareholder Approval

The TSXV requires that the Omnibus Incentive Plan be re-approved annually by Shareholders. Accordingly, Shareholders will be asked to consider and, if thought fit, pass the following ordinary resolution to re-approve the Omnibus Incentive Plan:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Company’s Omnibus Incentive Plan, approved by the directors on August 1, 2025 and by the shareholders on September 4, 2025, pursuant to which the directors may, from time to time, authorize the issuance of options, restricted share units and deferred share units to acquire common shares of the Company to a maximum of 10% of the issued and outstanding common shares of the Company at the time of grant, is hereby re-approved, subject to acceptance by the TSX Venture Exchange; and

2.	Any one or more of the directors and officers of the Company be authorized and directed to perform all such act, deeds and things and execute all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution.”

The Board recommends that Shareholders vote FOR the re-approval of the Omnibus Incentive Plan.

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their corporate governance practices and National Policy 58-201 – Corporate Governance Guidelines provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the Company’s Shareholders. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management of the Company through frequent meetings of the Board at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems. The Board reviews executive compensation and recommends stock option grants.

All of the members of the Board, being Darren McLean (Chair), Zach Allwright, Carson C. Block, Christine Hsieh and Sean Pi, are considered to be independent.

Attendance Record of Directors at Meeting

The following table sets out the attendance record for each member of the Board during the year ended December 31, 2025.

Director Name	2025 Meetings Held	2025 Meetings Attended	2025 Meeting Attendance
Darren McLean	4	4	100%
Zach Allright	4	4	100%
Carson C. Block	4	4	100%
Christine Hsieh	4	4	100%
Sean Pi	4	4	100%

Directorships

None of the directors of the Company are currently serving on boards of directors of other reporting issuers (or equivalent).

Position Descriptions

The Board has not adopted formal written position descriptions for the Chair of the Board, the Chair of each committee of the Board or the Chief Executive Officer.

Notwithstanding the absence of formal written position descriptions, the Board has delineated the roles and responsibilities of these positions through a combination of the Board mandate, committee charters and established governance practices.

•	Chair of the Board: The Chair is responsible for providing leadership to the Board, including overseeing the functioning of the Board, ensuring that the Board operates independently of management, setting meeting agendas in consultation with management, and facilitating open and effective communication among directors.

•	Committee Chairs: The responsibilities of each committee chair are defined by the relevant committee charter. Committee chairs are responsible for overseeing the mandate of their respective committees, including setting agendas, presiding over meetings, and reporting to the Board on committee activities and recommendations.

•	Chief Executive Officer: The role and responsibilities of the CEO are delineated by the Board through ongoing oversight and approval of corporate objectives, strategic plans, and performance expectations. The Board monitors and evaluates the CEO’s performance against these objectives and provides direction as appropriate.

The Board believes that these practices provide an appropriate framework for delineating roles and responsibilities and ensuring effective governance. The Board periodically reviews its governance practices and may formalize written position descriptions as the Company continues to evolve.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

(a)	a Board manual which provides information respecting the functioning of the Board, committees and copies of the Company’s corporate governance policies;

(b)	access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

(c)	access to management and technical experts and consultants; and

(d)	information regarding a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the Shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Company has established a corporate governance committee (the “Corporate Governance Committee”), comprised of four members: Carson C. Block (Chair), Christine Hsieh, Darren McLean and Sean Pi.

In fulfilling its oversight responsibilities for the nominations to the Board, the Corporate Governance Committee shall: (i) establish criteria for selecting new directors which shall reflect, among other facts, a candidate’s integrity and business ethics, strength of character, judgment, experience and independence, as well as factors relating to the composition of the Board, including its size and structure, the relative strengths and experience of current Board members and principles of diversity; (ii) consider and recruit candidates to fill new positions on the Board; (iii) review any candidate recommended by the Shareholders; (iv) be responsible for conducting appropriate inquiries to establish a candidate’s compliance with the independent and other qualification requirements established by the Corporate

Governance Committee; (v) assess the contributions of current directors in connection with the annual recommendation of a slate of nominees and at that time review the criteria for Board candidates in the context of the evaluation process and other perceived needs of the Board; and (vi) recommend the director nominees for election by the Shareholders.

Compensation

Compensation matters are currently determined by the Board upon the recommendation of the Compensation Committee. See “Statement of Executive Compensation – Compensation Discussion and Analysis.”

Other Board Committees

The Board has no committees other than the Audit Committee, the Corporate Governance Committee and the Compensation Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

AUDIT COMMITTEE DISCLOSURE

In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52-110 – Audit Committees (“NI 52-110”), information with respect to the Company’s audit committee (the “Audit Committee”) is contained below. The full text of the Audit Committee’s charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The following persons are members of the Audit Committee:

Sean Pi	Independent	Financially Literate
Zach Allwright	Independent	Financially Literate
Christine Hsieh	Independent	Financially Literate

An Audit Committee member is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

An Audit Committee member is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Each member of the Company’s Audit Committee has adequate education and experience relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that provides the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

The education and experience of each member of the Audit Committee relevant to the performance of his or her responsibilities as an Audit Committee member is set forth below.

Sean Pi

Mr. Sean Pi, a partner at Heeney Capital, is a co-founder of the Company and previously served as a director since the formation of the Company in 2019 until March 26, 2024. Previously, Mr. Pi was an investment banker at Evercore Partners, primarily covering diversified industrial companies, and started his career with the same coverage at Wells Fargo. Mr. Pi holds a bachelor’s degree in economics from Princeton University and is a Chartered Financial Analyst charter holder.

Zach Allwright

Mr. Zach Allwright is a skilled mining professional with 15 years of diversified international experience, specializing in asset optimization and technical evaluations. Mr. Allwright is currently the Vice President – Projects and Evaluations for Faraday Copper Corp. In his role as Director, North America for Mining Plus Consulting (part of the Byrnecut Group from Australia), he successfully delivered an extensive range of technical studies and asset evaluations in team environments. Notable engagements include the delivery of technical advisory to GT Gold (supporting the subsequent acquisition by Newmont in May 2021), facilitating the mining technical due diligence for Goldcorp culminating in the Newmont/Goldcorp merger in April 2019, leading the transformation of Lac Des Illes mine through the implementation of sub-level caving 2015-2018, and the delivery of various mass mining technical studies for Newcrest. Mr. Allwright (P.Eng) holds a Mining Engineering degree from the Western Australian School of Mines and an MBA from Curtin Graduate School of Business.

Christine Hsieh

Ms. Christine Hsieh is an international commercial lawyer with 25 years of global practice experience, including 13 years focusing on resources. In her most recent role, Ms. Hsieh was the General Counsel for Nebari Partners and a Partner at 42 Legal. Previously Ms. Hsieh was the Group General Counsel for Promethiem and the Executive Director – M&A of Eurasian Resources Group where she dealt with legal matters related to mining and infrastructure projects. Additionally, she served as Legal Counsel at Glencore International AG and gained early career experience at various law firms in Texas, Switzerland, Singapore, China and Australia, specializing in the global energy and resources sector. She holds a Bachelor of Arts in Economics from the University of California, Berkeley and a law degree from Georgetown University.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on any exemptions under NI 52-110.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP, Chartered Professional Accountants.

Pre-Approval Policies and Procedures

The Audit Committee’s audit services pre-approval policy states that the Audit Committee is responsible for the pre-approval of all audit and non-audit services to be provided by the external auditors, subject to any de minimis exemption available under applicable laws. Such approval of non-audit services can be given either specifically or pursuant to pre-approval policies and procedures adopted by the Audit Committee, including the delegation of this authority to one or more independent members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation may not delegate Audit Committee responsibilities to management of the Company, and must be presented to the Audit Committee at the first scheduled meeting of the Audit Committee following such pre-approval.

External Auditor Service Fees

The following table sets forth the aggregate fees billed to the Company by its external auditor, Davidson & Company LLP, Chartered Professional Accountants, during each of the years ended December 31, 2025 and December 31, 2024:

Year Ended	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2025	$50,000	$20,000	Nil	Nil
December 31, 2024	$52,128	Nil	$3,500	$26,093

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all other non-audit services.

STATEMENT OF EXECUTIVE COMPENSATION

The following compensation information is provided as required under Form 51-102F6 – Statement of Executive Compensation.

For the purposes of this Statement of Executive Compensation:

“NEO” or “named executive officer” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c)	in respect of the Company the three most highly compensated executive officer(s) other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5), for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2025, the NEOs of the Company were Nicholas Campbell (former CEO), Darren McLean (former Interim CEO; current Chair), Darren Prins (former Interim CFO), Drew Anwyll (former COO; current CEO) and Richard Klue (former VP, Technical Services).

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

The Board and the Compensation Committee (as defined below) consider many factors when reviewing and making recommendations for compensation arrangements for the Named Executive Officers, such as pre-defined company and individual objectives, the relative complexity of the executive’s role within the organization and the executive’s performance and potential for future advancement.

The Company’s executive compensation program consists of a combination of base salary, short-term incentives and long-term incentives in the form of participation in the Omnibus Incentive Plan. In making determinations regarding the various elements of executive compensation, the Company will seek to meet the following requirements:

•	rewarding performance, both on an individual basis and with respect to the business in general;

•	attract, retain and motivate talented executives who are critical to the success of the Company and the enhancement of Shareholder value; and

•	align the interests of NEOs with the interests of the Shareholders.

Oversight of Director and Named Executive Officer Compensation

The Company has established a compensation committee (the “Compensation Committee”) which makes recommendations to the Board regarding compensation to be paid or awarded to the NEOs and the directors. In making its recommendations, the Compensation Committee considers the Company’s size and stage of development, and ensures that compensation reflects the need to provide incentive and compensation for the time and effort expended by the NEOs, while taking into account the financial and other resources of the Company, as well as increasing Shareholder value. The Company is a public junior mineral exploration company without revenue and therefore certain compensation factors were considered and not included within the compensation structure and philosophy. Some of the factors not considered were target share ownership guidelines, pension plans, specific target weightings and percentage of compensation at risk.

The Compensation Committee consists of three members: Sean Pi (Chair), Christine Hsieh and Darren McLean. Each of the Compensation Committee members are considered independent pursuant to NI 52-110. Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of having differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

Policy on Purchase of Financial Instruments

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors has purchased such financial instruments.

Performance Graph

The following table and graph compare the cumulative total shareholder return of $100 invested in Common Shares of the Company from March 22, 2021 (date of initial listing) to December 31, 2025 against the cumulative total shareholder return of each of the S&P/TSX Composite Index. The Company has not paid any dividends during the period presented.

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to NEOs during the three most recently completed financial years ended December 31, 2025.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards (6) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Nicholas Campbell (1) Former CEO	2025	375,000	Nil	217,623	187,500	Nil	Nil	6,871	786,994
	2024	44,355	Nil	458,165	Nil	Nil	Nil	Nil	502,520
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Darren McLean (2) Former Interim CEO	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Darren Prins (3) Former Interim CFO and Corporate Secretary	2025	218,200	Nil	Nil	Nil	Nil	Nil	Nil	218,200
	2024	117,875	Nil	Nil	Nil	Nil	Nil	Nil	117,875
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Drew Anwyll (4) Former COO; current CEO	2025	325,000	Nil	466,630	325,000	Nil	Nil	5,632	1,122,262
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Richard Klue (5) Former VP, Technical Services	2025	320,000	Nil	Nil	Nil	Nil	Nil	6,176	326,172
	2024	225,778	Nil	181,172	Nil	Nil	Nil	2,461	409,411
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
(1)	From October 28, 2024 to January 28, 2025, Mr. Campbell was VP, Corporate Development. Subsequent to the year ended December 31, 2025, Mr. Campbell resigned as CEO of the Company on May 4, 2026.
(2)	Mr. McLean was succeeded by Mr. Campbell as CEO on January 28, 2025.
(3)	Mr. Prins was appointed Interim CFO and Corporate Secretary of the Company on July 7, 2024. Subsequent to the year ended December 31, 2025, Mr. Prins was succeeded by Mr. Kevin Annett as CFO and Corporate Secretary on April 7, 2026.
(4)	Mr. Anwyll was appointed COO of the Company on March 1, 2025. Subsequent to the year ended December 31, 2025, Mr. Anwyll resigned as COO of the Company on May 4, 2026 in connection with his appointment as CEO of the Company on May 4, 2026.
(5)	Mr. Klue was appointed Vice President, Technical Services of the Company on April 17, 2024. Subsequent to the year ended December 31, 2025, on January 14, 2026, Mr. Klue transitioned from his full-time role as Vice President, Technical Services of the Company to an hourly advisory arrangement.
(6)	The fair value of the Option grants is calculated using the Black-Scholes valuation model and is based on weighted average assumptions and estimates. Changes in assumptions can materially affect estimates of fair value. Options have a theoretical value until the Option is exercised, and the resulting shares sold at a profit, before which time the Option has no value that can be realized by the holder.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based awards and share-based awards granted to the NEOs that were outstanding as of December 31, 2025.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Nicholas Campbell Former CEO	150,000 (2) 87,500 (3)	4.06 3.40	October 27, 2029 January 28, 2030	135,000 136,500	Nil	N/A	N/A
Darren McLean Former Interim CEO	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Darren Prins Former Interim CFO	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Drew Anwyll Former COO; current CEO	175,000	3.70	February 13, 2030	189,000	Nil	N/A	N/A
Richard Klue Former VP, Technical Services	50,000 (4)	5.08	April 17, 2029	Nil	Nil	N/A	N/A
(1)	The value of unexercised in-the-money Options (both vested and unvested) at December 31, 2025 is the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on December 31, 2025, which was $4.96.
(2)	Following Mr. Campbell’s resignation from the Company on May 4, 2026, 100,000 of these Options (vested) will expire on June 4, 2026 and 50,000 of these Options (unvested) expired unexercised on May 4, 2026.
(3)	Following Mr. Campbell’s resignation from the Company on May 4, 2026, 58,333 of these Options (vested) will expire on June 4, 2026 and 29,167 of these Options (unvested) expired unexercised on May 4, 2026.
(4)	Following Mr. Klue’s transition from full-time employment with the Company on January 14, 2026, these Options expired unexercised on April 14, 2026.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned during the year of option-based awards and share-based awards granted to each NEO during the year ended December 31, 2025.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Nicholas Campbell Former CEO	1,166 (2)	Nil	Nil
Darren McLean Former Interim CEO	Nil	Nil	Nil
Darren Prins Former Interim CFO and Corporate Secretary	Nil	Nil	Nil
Drew Anwyll Former COO; current CEO	Nil	Nil	Nil
Richard Klue Former VP, Technical Services	Nil	Nil	Nil
(1)	The value vested during the year of Option-based awards is the difference between the exercise price of the Options that vested during the year and the closing price of the Common Shares on the TSXV on the date of vesting.
(2)	Following Mr. Campbell’s resignation from the Company on May 4, 2026, these Options will expire on June 4, 2026.

Equity Compensation Plans

The Company has adopted an omnibus incentive plan (the “Omnibus Incentive Plan”) which was last approved by Shareholders at the Company’s annual general and special meeting held on September 4, 2025. The Omnibus Incentive Plan is a “rolling up to 10%” plan under the rules of the TSXV and, therefore, is required to be re-approved by Shareholders at the Meeting. See “Particulars of Matters to be Acted Upon at the Meeting – Re-Approval of the Omnibus Incentive Plan”.

A.	Summary of the Omnibus Incentive Plan

The Omnibus Incentive Plan is administered by the Board or, if the Board so determines, by a committee appointed by the Board.

Common Shares Subject to the Omnibus Incentive Plan

The maximum number of Common Shares issuable at any time pursuant to outstanding Awards under the Omnibus Incentive Plan is 10% of the issued and outstanding Common Shares at the date of the Award.

The maximum number of Common Shares issuable to Eligible Participants who are Insiders (as a group) at any time, pursuant to the Omnibus Incentive Plan and any other Share Compensation Arrangements (as defined in the Omnibus Incentive Plan) of the Company, shall not exceed 10% of the total number of Common Shares then outstanding, calculated as at the date any share compensation is granted or issued to any Insider. The maximum number of Common Shares issued to Insiders, within any one-year period, pursuant to the Omnibus Incentive Plan and any other Share Compensation Arrangements of the Company shall not exceed 10% of the total number of Common Shares outstanding at any point in time.

In no event can an issuance of Awards, when combined with any grants made pursuant to any other Share Compensation Arrangements, result in (a) any one person in a 12 month period being granted such number of Common Shares issuable under Awards equaling or exceeding 5% of the issued Common Shares (unless the Company has obtained the requisite disinterested Shareholder approval); and (b) any one consultant in a 12 month period being granted such number of Common Shares issuable under Awards equaling or exceeding 2% of the issued Common Shares, in each case measured as of the date of grant of an Award.

Vesting Provisions

No Awards, other than Options, may vest before the date that is one year following the date the Award is granted or issued, provided that the requirement may be accelerated when the Participant has died or has ceased to be an Eligible Participant in connection with a change of control, take-over-bid, reverse take-over or similar transaction.

Investor Relations Service Providers

So long as the Company is subject to TSXV requirements, no Awards, other than Options, may be issued to any Investor Relations Service Provider (within the meaning of TSXV Policy 4.4). Options that are granted to Investor Relations Service Providers must vest in stages over a period of not less than 12 months, in accordance with the vesting restrictions set out in Section 4.4(c) of Policy 4.4 of the TSXV.

B.	Options

Option Price

The option price (the “Option Price”) shall be determined by the Board but shall not be less than the volume weighted average trading price of the Common Shares on the TSXV for the five trading days immediately preceding the relevant time as it relates to an Award, provided that it is not less than the “Discounted Market Price” (within the meaning of the policies of the TSXV), in which case it shall be the Discounted Market Price; or if the Common Shares are not listed on any stock exchange, the value as is determined solely by the Board (the “Market Value”), at the time of the grant.

Option Term

The Board shall determine the period during which the Option is exercisable, which shall not be more than 10 years from the date the Option was granted, giving effect to any Black-Out Period (as defined in the Omnibus Incentive Plan).

Exercise of Options

Prior to expiration or earlier termination in accordance with the Omnibus Incentive Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such performance criteria and/or other vesting conditions as the Board may determine in its discretion at the time of the grant.

Subject to the rules and policies of the TSXV, the Board may, in its discretion and at any time, determine to grant a Participant the right, when entitled to exercise Options, to deal with such Options on a “cashless exercise” basis (the “Cashless Exercise Right”). The Board may determine in its discretion that such Cashless Exercise Right, if any, grants a Participant the right to exercise such Options by notice in writing to the Company and receive, without payment of any cash other than pursuant to tax withholdings, that number of Common Shares, disregarding fractions, that is equal to the quotient obtained by dividing:

(a)	the product of the number of Options being exercised multiplied by the difference between the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right and the Option Price; by

(b)	the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right.

C.	Restricted Share Units

An RSU is an Award that entitles the Participant to acquire Common Shares as determined by the Board, or to receive the cash equivalent or combination of Common Shares and cash equivalent, pursuant to such restrictions and conditions as the Board determines at the time of the grant.

The Board shall designate the Eligible Participants who may receive RSUs, fix the number of RSUs to be granted and determine the relevant conditions, vesting provisions and restrictive period of such RSUs, provided that the restricted period is no longer than three years from the date of the grant.

Each RSU will entitle the Participant to receive one Common Share or the cash equivalent, provided that relevant conditions and vesting provisions have been met.

All unvested RSUs shall be cancelled no later than the last day of the restricted period.

D.	Deferred Share Units

A DSU is an Award attributable to a Participant’s duties as a director of the Company and that, upon settlement, entitles the Participant to receive such number of Common Shares as determined by the Board, or receive the cash equivalent or combination thereof, and is payable after termination of service by the Participant.

The Board shall, from time to time by resolution, in its discretion, designate the Participants who may receive DSUs, fix the number of DSUs to be granted and fix the date or dates on which such DSUs shall be granted, subject to terms and conditions in the Omnibus Incentive Plan. Each DSU awarded will entitle the Participant to receive one Common Share or the cash equivalent.

Subject to the Board determining otherwise, each Participant may elect to receive in DSUs any portion of their annual base compensation by completing and delivering a written election to the Company on or before the 5th day of November of the calendar year ending immediately before the calendar year with respect to which the election is made. Such election will be effective with respect to compensation payable for fiscal quarters beginning during the calendar year following the date of the election. All DSUs granted will be credited to the Participant’s account. The number of DSUs are determined by dividing the dollar amount of the compensation payable in DSUs on the grant date by the Market Value.

A Participant may receive their Common Shares, or cash equivalent, or combination thereof, upon their Termination of Service (as defined in the Omnibus Incentive Plan) by filing a redemption notice. Payment will be made as soon as reasonably possible following the filing date of the notice.

For determining the cash equivalent of DSUs, such calculation will be made on the filing date based on the Market Value multiplied by the number of vested DSUs in the Participant’s account.

E.	General Provisions

The Omnibus Incentive Plan includes general conditions regarding termination with or without cause, resignation, retirement, disability and death of the Participants; adjustments to price or number of Common Shares; Board powers in the event of a change of control; amendments to or discontinuance of the Omnibus Incentive Plan; tax withholding; clawbacks and reorganization of the Company.

Amendment or Discontinuance of the Omnibus Incentive Plan

The Board may suspend or terminate the Omnibus Incentive Plan at any time. The Board may also, in its discretion and without approval of the Shareholders, make the following types of amendments to the Omnibus Incentive Plan or any Award, subject to any regulatory or TSXV requirement at the time of such amendment: (a) amendments of a “housekeeping” nature, including any amendment that is necessary to (i) clarify an existing provision of the Omnibus Incentive Plan, (ii) correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, (iii) comply with applicable law or the requirements of the TSXV or any other regulatory body; or (iv) correct any grammatical or typographical errors in the Omnibus Incentive Plan; and (b) amendments regarding the administration of the Omnibus Incentive Plan.

With approval of the Shareholders (including disinterested Shareholder approval, as applicable), the Board may amend the Omnibus Incentive Plan, including amendments to the provisions of the Omnibus Incentive Plan that: (a) amend the definition of an Eligible Participant under the Omnibus Incentive Plan; (b) increase the maximum number of Common Shares issuable under the Omnibus Incentive Plan (either as a fixed number or fixed percentage of the Outstanding Issue (as defined in the Omnibus Incentive Plan), except in the event of an adjustment; (c) increase the maximum number of Common Shares that may be (i) issuable to Insiders at any time, or (ii) issued to Insiders under the Omnibus Incentive Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in the event of an adjustment; (d) amend the method for determining the Option Price; (e) extend the maximum term of any Award; (f) amend the expiry and termination provisions applicable to an Award; and (g) amend the amendment provisions of the Omnibus Incentive Plan.

Subject to the Common Shares being listed on the TSXV, any Shareholder approval required for (a) any extension to the Option Term (as defined in the Omnibus Incentive Plan) or decrease in the Option Price for Options granted to individuals who are Insiders at the time of the proposed amendment, or (b) any amendment that could result in the limits of share issuances to Insiders and of the TSXV Share Limits (as defined in the Omnibus Incentive Plan) being exceeded, will require disinterested Shareholder approval.

TERMINATION AND CHANGE OF CONTROL BENEFITS

As at December 31, 2025, there were no agreements or arrangements that provided for compensation to the NEOs, or that provided for payments to a NEO upon a change of control in the Company or a change in the NEO’s responsibilities, other than as set out below.

Nicholas Campbell, Former Chief Executive Officer

The Company was party to an employment agreement with Nicholas Campbell, the former Chief Executive Officer of the Company (the “Campbell Employment Agreement”) pursuant to which (a) in the event the Company terminated Mr. Campbell for any reason other than cause, Mr. Campbell was entitled to severance equal to 12 months of his base salary ($375,000), and (b) in the event Mr. Campbell’s employment was terminated by the Company without just cause within six (6) months of a Change of Control, Mr. Campbell would have been entitled to an amount equal to 30 months of his base salary and average annual bonus based on the average amount of the annual bonus earned by Mr. Campbell in the years in which he worked during the period of three years immediately preceding the year in which termination occurred. For purposes of the Campbell Employment Agreement, Change of Control meant an acquisition by any person, partnership, entity or group, however composed (but excluding any affiliate of the Company), of fifty-one percent (51%) or more of the shares of the Company having the entitlement to vote in the election of the directors of the Company.

The Campbell Employment Agreement was terminated effective May 4, 2026 with no payments made thereunder.

Drew Anwyll, Former Chief Operating Officer; current Chief Executive Officer

The Company was party to an employment agreement with Drew Anwyll, the former Chief Operating Officer of the Company (the “Anwyll Employment Agreement”) pursuant to which (a) in the event the Company terminated Mr. Anwyll for any reason other than cause, Mr. Anwyll was entitled to severance equal to 18 months of his base salary ($325,000), and (b) in the event Mr. Anwyll’s employment was terminated by the Company without just cause within six (6) months of a Change of Control, Mr. Anwyll would have been entitled to an amount equal to 30 months of his base salary and average annual bonus based on the average amount of the annual bonus earned by Mr. Anwyll in the years in which he worked during the period of three years immediately preceding the year in which termination occurred. For purposes of the Anwyll Employment Agreement, Change of Control meant an acquisition by any person, partnership, entity or group, however composed (but excluding any affiliate of the Company), of fifty-one percent (51%) or more of the shares of the Company having the entitlement to vote in the election of the directors of the Company.

Richard Klue, Former Vice President, Technical Services

The Company was party to an employment agreement with Richard Klue, the former Vice President, Technical Services of the Company (the “Klue Employment Agreement”) pursuant to which (a) in the event the Company terminated Mr. Klue for any reason other than cause, Mr. Klue was entitled to severance equal to 18 months of his base salary ($320,000), including medical and dental insurance for 12 months following termination, and (b) in the event of a Change of Control, Mr. Klue could terminate the Klue Employment Agreement and he would have been entitled to an amount equal to 12 months of his base salary, including medical and dental insurance for 12 months. For purposes of the Klue Employment Agreement, Change of Control meant the sale of all or substantially all of the assets of the Company; any merger, consolidation or acquisition of the Company by or into another corporation, entity or person; the acquisition by any person or persons acting together of sufficient voting rights to affect the control of the Company; any change in ownership of fifty percent (50%) or more of the voting capital stock of the Company; or a change in the composition of the Board that results in the current directors constituting less than a majority of the members of the Board.

Subsequent to the year ended December 31, 2025, the Klue Employment Agreement was terminated on January 14, 2026 when Mr. Klue transitioned from his full-time role as Vice President, Technical Services of the Company to an hourly advisory arrangement. He was paid $480,000 (18 months of base salary) and his medical and dental insurance was extended for 12 months following termination.

Payments in Connection with Change of Control Payments

The following tables disclose estimated incremental payments following termination without cause and in connection with a Change of Control for Mr. Anwyll, assuming that the triggering event took place on December 31, 2025.

Information about possible termination scenarios for the NEOs whose employment terminated subsequent to the year ended December 31, 2025 is not provided as the Company has disclosed above the consequences of the actual terminations.

Termination Without Cause

Name	Payment on Termination ($)	Bonus ($)	Other ($)	Total Gross Payment on Termination ($)
Drew Anwyll Former COO; current CEO	487,500	Nil	Nil	487,500

Termination in Connection with Change of Control

Name	Payment on Termination ($)	Bonus ($)	Other ($)	Total Gross Payment on Termination ($)
Drew Anwyll Former COO; current CEO	812,500	812,500	Nil	1,625,000

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

DIRECTOR COMPENSATION

Director Summary Compensation Table

During the year ended December 31, 2025, independent directors received the following remuneration.

Name	Fees earned ($)	Share-based awards (4) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Zach Allwright	25,000	Nil	Nil	Nil	Nil	Nil	25,000
Carson C. Block	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Christine Hsieh	25,000	Nil	Nil	Nil	Nil	Nil	25,000
Sean Pi	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Director Equity Incentive Plan Awards

The following table sets out information concerning the option-based awards and share-based awards granted to independent directors of the Company that were outstanding as of December 31, 2025.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in -the money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Zach Allwright	25,000	3.80	June 19, 2029	29,000	Nil	N/A	N/A
Carson C. Block	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Christine Hsieh	25,000	3.80	June 19, 2029	29,000	Nil	N/A	N/A
Sean Pi	62,500 100,000 50,000 75,000	4.28 0.94 1.80 2.58	November 14, 2028 December 31, 2030 January 6, 2032 December 6, 2032	42,500 402,000 158,000 178,500	Nil	N/A	N/A

(1)	The value of unexercised in-the-money Options (both vested and unvested) at December 31, 2025 is the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on December 31, 2025, which was $4.96.

Director Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned during the year of option-based awards and share-based awards granted to each independent director during the year ended December 31, 2025.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Zach Allwright	Nil	Nil	Nil
Carson C. Block	Nil	Nil	Nil
Christine Hsieh	Nil	Nil	Nil
Sean Pi	Nil	Nil	Nil

(1)	The value vested during the year of Option-based awards is the difference between the exercise price of the Options that vested during the year and the closing price of the Common Shares on the TSXV on the date of vesting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the most recently completed year ended December 31, 2025, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - the Omnibus Incentive Plan	1,217,500	3.58	5,462,261
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,217,500	3.58	5,462,261

(1)	Based on 66,797,608 Common Shares issued and outstanding as at December 31, 2025.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s most recently completed financial year ended December 31, 2025 or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company during the financial year ended December 31, 2025, or as at the date hereof.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited financial statements for the year ended December 31, 2025 and related management’s discussion and analysis, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca. and at www.sec.gov. You may also request copies of the Company’s financial statements and management’s discussion and analysis upon request to the Company by email at info@mayfairgold.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, as of this 15th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Darren McLean”

Darren McLean

Chairman of the Board of Directors

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

1.	PURPOSE

1.1       This charter sets out the Audit Committee’s (the “Committee”) purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of the Company, annual evaluation and compliance with this charter.

1.2       The primary responsibility of the Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Committee should exercise continuous oversight of developments in these areas.

2.	COMPOSITION

2.1       The Committee will be comprised of three or more directors as determined by the Board, all of whom must be directors of the Company and whom shall meet the experience, financial literacy, and independence requirements of National Instrument 52-110 – Audit Committees, Rule 10A-3 under the Securities Exchange Act of 1934 and Sections 803A and 803B of the NYSE American LLC Company Guide and who otherwise satisfy the laws governing the Company.

2.2       There will be no member of the Committee who has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

2.3       The members of the Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Committee) by the Board. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be a director.

2.4       The Chairperson (the “Chair”) of the Committee will be appointed by the Board.

2.5       A majority of the members of the Committee must not be officers, employees or control persons of the Company or any of its associates or affiliates.

3.	DUTIES, POWERS AND RESPONSIBILITIES

3.1       The duties and responsibilities of the Committee include:

(a)	recommending to the Board the external auditor to be nominated by the Board;

(b)	recommending to the Board the compensation of the external auditor to be paid by the Company in connection with:

(i)	preparing and issuing the audit report on the Company’s financial statements, and

(ii)	performing other audit, review or attestation services;

(c)	reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Committee);

(d)	overseeing the work of the external auditor;

(e)	ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company consistent with The Public Accounting Oversight Board Rule 3526;

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(f)	ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities within the preceding five years, and any steps taken to deal with such issues;

(g)	ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)	reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related management’s discussion and analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with International Financial Reporting Standards and the MD&A is in compliance with appropriate regulatory requirements;

(i)	reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)	reviewing and discussing with management and the external auditor the external auditor’s written communications to the Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)	reviewing the external auditor’s report to the Shareholders on the Company’s annual financial statements;

(l)	reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to Shareholders, regulators, analysts and the public;

(m)	satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(n)	overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(o)	reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(p)	reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the overall process for identifying principal business risks and report thereon to the Board;

(q)	satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system (including any significant instances of non-compliance with such system), in order to satisfy itself that such system may be reasonably relied upon;

(r)	resolving disputes between management and the external auditor regarding financial reporting;

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(s)	as necessary or required, establishing procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(t)	as necessary or required, reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(u)	pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor;

(v)	overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Committee activities;

(w)	as necessary or required, establishing procedures for:

(i)	reviewing the adequacy of the Company’s insurance coverage, including the directors’ and officers’ insurance coverage;

(ii)	reviewing activities, organizational structure, and qualifications of the chief financial officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)	obtaining reasonable assurance as to the integrity of the chief executive officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)	reviewing fraud prevention policies and programs, and monitoring their implementation; and

(v)	reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

(A)	tax and financial reporting laws and regulations;

(B)	legal withholding requirements;

(C)	environmental protection laws and regulations; and

(D)	other laws and regulations which expose directors to liability.

3.2       A regular part of Committee meetings shall involve the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Committee will regularly canvass the Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Committee on a timely basis.

3.3       On an annual basis the Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Committee charter to the Board for its approval.

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4.	AUTHORITY

4.1       In addition to all authority required to carry out the duties and responsibilities included in this charter, the Committee has specific authority to:

(a)	engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Committee will report directly to the Committee;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

5.	MEETINGS

5.1       The quorum for a meeting of the Committee is a majority of the members of the Committee.

5.2       The Chair of the Committee shall be responsible for leadership of the Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3       The Committee shall meet at least on a quarterly basis.

5.4       The Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.5       The Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.6       The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.

5.7       Each of the Chair of the Committee, members of the Committee, Chairperson of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the Shareholders.

6.	REPORTS

6.1       The Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

6.2       The Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1       The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

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